Filed by: Danaher Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Danaher Corporation

Commission File No.: 1-08089

Danaher Sets Final Exchange Ratio in Split-Off Exchange Offer and Announces Automatic Extension of Exchange Offer to Midnight on July 13, 2015 in Connection with NetScout Transaction

Washington, D.C., July 9, 2015 –Danaher Corporation (NYSE: DHR) announced today the final exchange ratio for its split-off exchange offer for Danaher common stock in connection with the previously announced separation of Danaher’s Communications business and merger of Potomac Holding LLC, the Danaher subsidiary holding its Communications business, with a subsidiary of NetScout Systems, Inc. (NASDAQ: NTCT) will be 2.4000 common units of Potomac Holding LLC for each share of Danaher common stock validly tendered and not properly withdrawn and accepted by Danaher pursuant to the terms of the exchange offer. After Danaher’s acceptance of shares in the exchange offer, a subsidiary of NetScout will merge with and into Potomac Holding LLC, with Potomac Holding LLC surviving the merger and each Potomac Holding LLC common unit will automatically convert into the right to receive one share of NetScout common stock.

The final calculated per-share value of Danaher common shares and the final calculated per-unit value of Potomac Holding LLC common units, in each case determined in the manner described in the Prospectus—Offer to Exchange, dated May 14, 2015 (the “Prospectus”), would have resulted in an exchange ratio of more than the upper limit of 2.4000. Accordingly, the final exchange ratio has been set at 2.4000 Potomac Holding LLC common units for each Danaher common share accepted in the exchange offer. Because the upper limit is in effect, the exchange offer has been automatically extended until 12:00 midnight, New York City time, on July 13, 2015.

Based on the final exchange ratio, Danaher expects to accept for exchange approximately 26,041,666 shares of its common stock if the exchange offer is fully subscribed. Because the exchange offer will be subject to proration if the exchange offer is oversubscribed, the number of shares of Danaher common stock that Danaher accepts in the exchange offer may be less than the number of shares validly tendered by shareholders. Based on the final calculated per-share value of Danaher common stock and the final calculated per-common unit value of Potomac Holding LLC common units, in each case determined in the manner described in the Prospectus, tendering shareholders will receive approximately $100.83 of NetScout common stock for each $100 of Danaher common stock accepted for exchange.

Because the upper limit is in effect, the exchange offer has been automatically extended to 12:00 midnight, New York City time, on July 13, 2015, as provided by the terms of the exchange offer. Accordingly, Danaher shareholders may tender or withdraw their Danaher common shares until that time by following the procedures described in the Prospectus, the Letter of Transmittal and the Exchange and Transmittal Information Booklet. The completion of the exchange offer is subject to certain conditions as set forth in the Prospectus.

As of 4:00 p.m., New York City time, on July 9, 2015, approximately 14,340,063 shares of Danaher common stock have been validly tendered for exchange and not validly withdrawn, including shares tendered pursuant to guaranteed delivery procedures.

ABOUT DANAHER

Danaher is a global science and technology innovator committed to helping its customers solve complex challenges and improving quality of life around the world. Its family of world class brands have unparalleled leadership positions in some of the most demanding and attractive industries, including health care, environmental and industrial. The company’s globally diverse team of 71,000 associates is united by a common culture and operating system, the Danaher Business System. In 2014, Danaher generated $19.9 billion in revenue and its market capitalization exceeded $60 billion. For more information please visit www.danaher.com.

FORWARD-LOOKING STATEMENTS

Statements in this release that are not strictly historical, including statements regarding the expected effects of the proposed distribution of the Communications business to Danaher stockholders and the combination of such business with NetScout (the “Transaction”), the anticipated timing and terms of the Transaction, and any other statements regarding events or developments that Danaher believes or anticipates will or may occur in the future, are “forward-looking” statements within the meaning of the federal securities laws. There are a number of important risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those suggested or indicated by such forward-looking statements and you should not place undue reliance on any such forward-looking statements. These risks and uncertainties include, among other things, the ability of Danaher and NetScout to satisfy the conditions to the Transaction on a timely basis, the parties’ ability to complete the Transaction on the anticipated terms and schedule, including the anticipated tax treatment for the Transaction, the risk that the Transaction will harm Danaher’s business, and the risk of deterioration of or instability in the business performance of the Communications business or NetScout, of their respective served markets or in the general economy.

Additional information regarding the factors that may cause actual results to differ materially from these forward-looking statements is available in Danaher’s SEC filings, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. These forward-looking statements speak only as of the date of this release and Danaher assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or a solicitation of an offer to sell, any securities of NetScout, Danaher’s Communications business or Danaher. In connection with the Transaction, Potomac Holding LLC has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 and Form S-1 in connection with its separation from Danaher, and NetScout has filed with the SEC a registration statement on Form S-4, each of which includes a prospectus. Investors and security holders are urged to read the registration statements, the prospectus and any other relevant documents, because they contain important information about NetScout, the Communications business of Danaher and the Transaction. The registration statements, the prospectus and other relevant documents relating to the Transaction can be obtained free of charge from the SEC’s website at www.sec.gov. These documents can also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout or upon written request to NetScout Systems, Inc., Investor Relations, 310 Littleton Road Westford, MA 01886 or by calling 978-614-4279.

TENDER OFFER DOCUMENTS

On May 14, 2015, Danaher filed with the SEC a tender offer statement on Schedule TO regarding the exchange offer for the split-off of the Communications business as part of the proposed Transaction. Investors and security holders are urged to read the tender offer statement (as updated and amended) because it contains important information about the Transaction.

Investors and security holders may obtain a free copy of the tender offer statement and other documents filed by Danaher with the SEC on the SEC’s web site at www.sec.gov. The tender offer statement and other documents may also be obtained free of charge from Danaher’s website at investors.danaher.com/netscout.

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